SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2020
(dollars in thousands)

ASSETS

Cash and cash equivalents	$	280,139
Cash and securities segregated under Federal regulations (cost $1,752,483)		1,752,906
Receivables:		
Brokers and dealers		27,074
Customers (including officers)		1,674,218
Fees		10,881
Due from affiliates		80
Investments		65,103
Deposits with clearing organizations		114,769
Other assets		2,622
Total assets	**$**	**3,927,792**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	49,166
Customers (including officers)		3,418,063
Due to Parent		112,587
Due to affiliates		17,697
Securities sold not yet purchased		17,791
Accrued expenses and other liabilities		7,716
Accrued compensation and benefits		95
Total liabilities		**3,623,115**
Member's equity		304,677
Total liabilities and member's equity	**$**	**3,927,792**

The accompanying notes are an integral part of these financial statements.